EXHIBIT 21

                    Subsidiaries of Guest Supply, Inc.


Guest Supply, Inc. has the following subsidiaries:

1.  Guest International, Ltd., an English corporation.

2.  Guest Packaging, Inc., a New Jersey corporation.

3.  Breckenridge-Remy Co., a Delaware corporation.

4.  Guest International (Canada) Ltd., a Canadian corporation.

5. Guest International New Zealand Limited, a New Zealand corporation.

6.  Guest Distribution Services, Inc., a Delaware corporation.
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